HWH International Inc.

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

June 5, 2024

VIA EDGAR

Alyssa Wall and Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	HWH International Inc.
Registration Statement on Form S-1 filed on May 20, 2024
File No. 333-278560

Dear Ms. Wall and Mr. Field:

On behalf of HWH International Inc. (the “Company,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on May 29, 2024, regarding the Company’s registration statement on Form S-1 filed on May 20, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. We have filed Amendment No. 3 to the Registration Statement (the “Amendment”) with the Commission today.

Amendment No. 2 to Registration Statement on Form S-1

Executive Compensation, page 38

1.	The disclosure in this section appears dated and focused on Alset Capital Acquisition Corp. (the former special purpose acquisition company) rather than the company. Please revise to provide the executive compensation information for the company as required by Item 402 of Regulation S-K and Item 11(l) of Form S-1.

Response: In response to this comment, the Company advises the Staff that it has updated the section titled Executive Compensation in accordance with the Staff’s request.

Certain Relationships and Related Party Transactions, page 39

2.	We note your disclosure regarding entry into a Credit Facility Agreement with Alset Inc. on April 24, 2024. We also note that you have obtained a letter of financial support from Alset International Limited and Alset Inc. Please expand your disclosure in this section to include the Credit Facility Agreement and, if applicable, the letter of financial support. Refer to Item 404 of Regulation S-K and Item 11(n) of Form S-1. Additionally, we note that Notes 9, 10 and 11 to the company’s interim financial statements appear to disclose additional related party transactions not disclosed in this section. Please revise to disclose and provide the information required by Item 404 of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that it has updated the section titled Certain

Relationships and Related Party Transactions in accordance with the Staff’s request.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at 301-971-3955 or Darrin Ocasio, Esq. of Sichenzia Ross Ference Carmel LLP at 212-398-1493.

Sincerely,

HWH International Inc.

By:	/s/ John Thatch
Chief Executive Officer

cc:	Darrin Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP